News Release

Exhibit No. 99

NIAGARA MOHAWK HOLDINGS REPORTS THIRD QUARTER 2001 EARNINGS

SYRACUSE, Nov. 13 - Niagara Mohawk Holdings Inc. (NYSE: NMK), parent company of Niagara Mohawk Power Corp. (Niagara Mohawk), a regulated energy delivery company, today reported earnings for the third quarter of 2001.

Earnings before interest, taxes, depreciation and amortization (EBITDA) for the 12 months ended Sept. 30, 2001, were $1.10 billion, compared to a level of $1.09 billion for the 12 months ended June 30, 2001.

The company reported earnings of $4.2 million, or 3 cents per share. This compares to earnings of $2.7 million or 2 cents per share in the third quarter of 2000. Reported earnings have been and will continue to be substantially depressed due to the non-cash charges related to the 1998 Master Restructuring Agreement with a group of independent power producers.

Results for the third quarter of 2001 include an $80.0 million charge ($123.0 million pre-tax), or 50 cents per share, for the reduction in unrecovered nuclear investment as part of a regulatory settlement agreement on the sale of Niagara Mohawk’s interest in the Nine Mile Point Nuclear Station. On Nov. 7, 2001, Niagara Mohawk announced that it had completed the sale of its nuclear assets to Constellation Nuclear.

Earnings for the third quarter of 2001 were positively impacted by $79.7 million, or 50 cents per share as a result of the recognition of unamortized investment tax credits upon the sale of the nuclear plants; by $8.6 million, or 5 cents per share due to lower interest costs; by $7.0 million, or 4 cents per share as a result of lower natural gas prices in the company’s purchased power portfolio; and by $3.2 million, or 2 cents per share due to higher deliveries of electricity to residential customers.

Earnings for the third quarter of 2000 included $19.4 million, or 12 cents per share, of insurance proceeds and disaster relief associated with the 1998 ice storm restoration effort.

The company reported a loss of $79.0 million, or a loss of 49 cents per share for the 12 months ended Sept. 30, 2001, compared to a loss of $20.7 million, or a loss of 12 cents per share for the 12 months ended Sept. 30, 2000. The loss for the 12 months ended Sept. 30, 2001 reflects an $80.0 million after-tax charge, or 50 cents per share, for the reduction in unrecovered nuclear investment connected with the sale of the Nine Mile Point Nuclear Station, and a charge of $44.0 million or 27 cents per share due to the recognition of an impairment charge in connection with the company’s investment in a development stage telecommunications company. Results for the 12 months ended Sept. 30, 2001 were also negatively impacted by $44.9 million, or 28 cents per share as a result of the company’s exposure to higher natural gas prices in its purchased power portfolio through Aug. 31, 2001. Effective Sept. 1, 2001, in accordance with the company’s current regulatory agreement, the commodity cost of electricity is passed directly on to customers.

Results for the 12-month period ended Sept. 30, 2001 were favorably impacted by $79.7 million, or 50 cents per share to reflect the recognition of unamortized investment tax credits upon the sale of the nuclear plants; $20.0 million, or 12 cents per share due to lower interest expense; by $17.7 million, or 11 cents per share due to a credit related to New York State’s “Power For Jobs” economic development program; and by a gain of $12.8 million, or 8 cents per share for the cumulative effect of adopting Statement of Financial Accounting Standards (SFAS) No. 133 - “Accounting for Derivative Instruments and Hedging Activities.”

The 12-month period ended Sept. 30, 2000 included an extraordinary item related to the cost of the early retirement of debt of $0.9 million, or 1 cent per share, and also included $19.4 million, or 12 cents per share, for insurance proceeds and disaster relief associated with the 1998 ice storm restoration effort.

Niagara Mohawk’s electric revenues for the third quarter of 2001 were $940.9 million, up 13.4 percent from the same period in 2000. Electric revenues for the 12 months ended Sept. 30, 2001 were $3.4 billion, up 4.1 percent from same period a year ago.

Retail sales of electricity for the three months and 12 months ended Sept. 30, 2001 increased 1.6 percent and decreased 2.3 percent, respectively, compared to the same periods in 2000. Total deliveries of electricity, which include deliveries to customers who chose to buy electricity from other energy service providers, were up 26.1 percent for the third quarter of 2001, and up 8.8 percent for the 12 months ended Sept. 30, 2001, compared to the same periods in 2000. Total deliveries of electricity and total electric revenues both increased for the three-month and 12-month periods ended Sept. 30, 2001, primarily as a result of higher sales to the New York Independent System Operator (NYISO). The increased revenues from sales to the NYISO were offset by higher electricity purchased costs.

Niagara Mohawk’s natural gas revenues for the third quarter of 2001 were $69.1 million, down 13.4 percent from the same period in 2000. For the 12 months ended Sept. 30, 2001, natural gas revenues were $786.1 million, up 31.1 percent, compared to same period in 2000. Revenues in both periods were primarily influenced by the market price of natural gas. The company passes the commodity cost of natural gas directly on to customers without markup.

Retail sales of natural gas for the three months and 12 months ended Sept. 30, 2001, decreased 7.9 percent and increased 2.6 percent, respectively, compared to the same periods in 2000. Total gas deliveries, which includes the transportation of customer-owned gas, were up 1.0 percent and down 4.8 percent, respectively, for the three months and 12 months ended Sept. 30, 2001.

Consolidated Statements of Income will be filed with the Securities and Exchange Commission on Form 10-Q.

The company will host an earnings conference call today at 11 a.m. EST to discuss third quarter results. In order to join the conference call, domestic callers should dial 877-825-5811; international callers should dial 973-872-3100. For those unable to join the call at that time, a replay will be available beginning approximately two hours after the conclusion of the conference call. The replay will be available for one week and there is no charge to access the call. The domestic replay number is 877-519-4471, pin #2922972; the international replay number is 973-341-3080, pin #2922972.

In addition, the conference call will be webcast live and archived at http://www.NiagaraMohawk.com and http://www.StreetEvents.com. Listeners should go to either web site at least fifteen minutes before the event to download and install any necessary audio software.

NOTE:    This release contains statements that constitute forward-looking information. Such statements are subject to certain risks, uncertainties and assumptions. All of these forward-looking statements are based on estimates and assumptions made by the company’s management which, although believed by the company’s management to be reasonable, are inherently uncertain. Such forward-looking statements are not guarantees of future performance or results and involve certain risks and uncertainties. Actual results or developments may differ materially from the forward-looking statements as a result of various factors.

NIAGARA MOHAWK HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

                                                                        In thousands of dollars
                                                   Three Months Ended       Nine Months Ended        Twelve Months Ended
                                                      September 30,            September 30,             September 30,
                                                    2001        2000         2001        2000         2001         2000
---------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES:
Electric                                        $1,056,476  $1,004,847   $2,937,947   $2,827,261   $3,910,612   $3,694,419
Gas                                                 77,553      90,953      652,784      507,130      878,851      653,136
Other                                                  406       3,804          718        5,292        1,575        8,632
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                                                 1,134,435   1,099,604    3,591,449    3,339,683    4,791,038    4,356,187
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OPERATING EXPENSES:
Electricity purchased                              501,049     482,441    1,352,964    1,265,078    1,802,832    1,563,393
Fuel for electric generation                         9,286      19,103       30,985       48,077       57,248       80,551
Gas purchased                                       27,167      45,650      418,794      282,630      570,208      359,684
Other operation and maintenance expenses           225,388     189,229      741,926      636,598    1,019,038      895,979
Disallowed nuclear investment costs                123,000           -      123,000            -      123,000            -
Amortization/accretion of MRA/IPP buyout costs      90,743      93,903      272,888      281,539      366,836      373,099
Depreciation and amortization                       79,399      77,492      236,503      233,804      315,036      310,600
Other taxes                                         65,475      70,672      181,283      209,446      256,395      294,834
---------------------------------------------------------------------------------------------------------------------------
                                                 1,121,507     978,490    3,358,343    2,957,172    4,510,593    3,878,140
---------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                    12,928     121,114      233,106      382,511      280,445      478,047
Impairment charge on investment                          -           -      (44,000)           -      (44,000)           -
Other deductions                                    (9,479)     (4,173)      (9,947)      (6,538)     (16,951)      (6,713)
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                       3,449     116,941      179,159      375,973      219,494      471,334
Interest charges                                    95,094     108,249      297,581      329,146      405,709      436,490
Preferred dividend requirement of subsidiary         7,724       7,871       23,239       23,679       30,997       33,448
---------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                  (99,369)        821     (141,661)      23,148     (217,212)       1,396
Income tax expense (benefit)                      (103,555)     (1,903)     (93,936)      24,759     (125,464)      21,173
---------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM AND
 CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING
 PRINCIPLE                                           4,186       2,724      (47,725)      (1,611)     (91,748)     (19,777)
Extraordinary item - Loss from the
 extinguishment of debt, net of tax                      -           -            -         (909)           -         (909)
Cumulative effect of change in accounting
 principle, net of tax                                   -           -       12,790            -       12,790            -
---------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                               $    4,186  $    2,724   $  (34,935)  $   (2,520)  $  (78,958)  $  (20,686)
---------------------------------------------------------------------------------------------------------------------------
Average number of shares of common
 stock outstanding (in thousands)                  160,240     161,001      160,240      169,782      160,240      173,528
Basic and diluted earnings (loss) per average
 share of common stock before extraordinary
 item and cumulative effect of change in
 accounting principle                           $     0.03  $     0.02   $    (0.30)  $    (0.01)  $    (0.57)  $    (0.11)
Extraordinary item per average share of
 common stock                                            -           -            -            -            -        (0.01)
Cumulative effect of change in accounting
 principle                                               -           -         0.08            -         0.08            -
---------------------------------------------------------------------------------------------------------------------------
Basic and diluted earnings (loss) per average
 share of common stock                          $     0.03  $     0.02   $    (0.22)  $    (0.01)  $    (0.49)  $    (0.12)
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OTHER OPERATING DATA:

Earnings before interest charges, interest income, income taxes, depreciation and amortization, and other non-cash items, including amortization of nuclear fuel, allowance for funds used during construction, amortization/accretion of MRA/IPP buyout costs, deferral of MRA interest rate savings, cumulative effect of a change in accounting principle, and non-recurring and
  extraordinary items (EBITDA)                                                                     $1,096,108   $1,180,787
Net cash interest                                                                                  $  332,148   $  351,620
Ratio of EBITDA to net cash interest                                                                      3.3          3.4

NOTES:

-      The above information is not given in connection with any sale or offer to sell or buy any stock or security.
-      The Company files periodic reports pursuant to the Securities Exchange Act of 1934. Accordingly, with respect to the financial information set forth above, you are requested to refer to such filings for more detailed information.

NIAGARA MOHAWK POWER CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

                                                                          In thousands of dollars
                                                         Three Months Ended    Nine Months Ended       Twelve Months Ended
                                                           September 30,         September 30,            September 30,
                                                         2001       2000       2001        2000         2001       2000
---------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES:
Electric                                             $  940,854   $829,785  $2,545,595  $2,428,057  $3,356,791  $3,224,594
Gas                                                      69,092     79,752     590,208     462,577     786,133     599,602
                                                      1,009,946    909,537   3,135,803   2,890,634   4,142,924   3,824,196
---------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES:
Electricity purchased                                   381,619    303,786     956,167     869,868   1,262,222   1,101,120
Fuel for electric generation                              9,286     19,103      30,985      48,077      57,248      80,551
Gas purchased                                            20,657     34,009     362,143     237,974     481,693     306,744
Other operation and maintenance expenses                221,256    182,071     723,427     619,583     991,911     871,345
Disallowed nuclear investment costs                     123,000          -     123,000           -     123,000           -
Amortization/accretion of MRA/IPP buyout costs           90,743     93,903     272,888     281,539     366,836     373,099
Depreciation and amortization                            79,287     77,360     236,148     233,404     314,547     310,079
Other taxes                                              65,319     70,533     180,763     208,785     255,489     294,057
                                                        991,167    780,765   2,885,521   2,499,230   3,852,946   3,336,995
---------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                         18,779    128,772     250,282     391,404     289,978     487,201
Allowance for borrowed funds used during construction       613      1,066       1,808       1,906       2,352       3,022
Other deductions                                        (12,912)    (8,236)    (16,804)    (16,468)    (27,541)    (20,187)
---------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INTEREST CHARGES                            6,480    121,602     235,286     376,842     264,789     470,036
Allowance for borrowed funds used during construction      (743)    (1,313)     (2,120)     (2,553)     (2,728)     (4,162)
Interest charges                                         95,837    109,562     299,701     331,699     408,437     440,652
---------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                       (88,614)    13,353     (62,295)     47,696    (140,920)     33,546
Income tax expense (benefit)                           (102,965)       106     (89,653)     25,393    (124,572)     22,054
---------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM                  14,351     13,247      27,358      22,303     (16,348)     11,492
Extraordinary item - Loss from the extinguishment
     of debt, net of income taxes                             -          -           -        (909)          -        (909)
---------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                        14,351     13,247      27,358      21,394     (16,348)     10,583
Dividends on preferred stock                              7,724      7,871      23,239      23,679      30,997      33,448
---------------------------------------------------------------------------------------------------------------------------
BALANCE AVAILABLE FOR COMMON STOCK                   $    6,627   $  5,376   $   4,119    $ (2,285) $  (47,345) $  (22,865)
---------------------------------------------------------------------------------------------------------------------------

NOTES:

-    The above information is not given in connection with any sale or offer to sell or buy any stock or security.
-    The Company files periodic reports pursuant to the Securities Exchange Act of 1934.  Accordingly, with respect to the financial information set forth above, you are requested to refer to such filings for more detailed information.

NIAGARA MOHAWK HOLDINGS, INC.
(Unaudited)
EARNINGS REPORT

(In thousands of dollars)

                                                              Three Months Ended       Nine Months Ended        Twelve Months Ended
                                                                 September 30,            September 30,             September 30,
                                                               2001       2000          2001        2000          2001        2000
                                                           ---------------------------------------------------------------------------
Operating Revenues                                         $1,134,435  $1,099,604   $3,591,449   $3,339,683    $4,791,038  $4,356,187
Operating Income                                               12,928     121,114      233,106      382,511       280,445     478,047
Income (Loss) Before Extraordinary Item and
 Cumulative Effect of a Change in Accounting Principle          4,186       2,724      (47,725)      (1,611)      (91,748)    (19,777)
Extraordinary Item for Loss from Extinguishment
 of Debt (Net)                                                      -           -            -         (909)            -        (909)
Cumulative Effect of Change in Accounting
 Principle (Net)                                                    -           -       12,790            -        12,790           -
Net Income (Loss)                                          $    4,186  $    2,724   $  (34,935)  $   (2,520)   $  (78,958) $  (20,686)
Average Number of Shares of Common Stock
 Outstanding (in thousands)                                   160,240     161,001      160,240      169,782       160,240     173,528
Basic and Diluted Earnings (Loss) per Average Share
 of Common Stock Before Extraordinary Item and Cumulative
 Effect of Change in Accounting Principle                  $     0.03  $     0.02   $    (0.30)  $    (0.01)   $    (0.57) $    (0.11)
Extraordinary Item per Average Share of Common Stock                -           -            -            -             -       (0.01)
Cumulative Effect of Change in Accounting Principle                 -           -         0.08            -          0.08           -
Basic and Diluted Earnings (Loss) per Average Share of
 Common Stock                                              $     0.03  $     0.02   $    (0.22)  $    (0.01)   $    (0.49) $    (0.12)
                                                           ---------------------------------------------------------------------------
Note 1	The above information is not given in connection with any sale or offer to sell or buy any stock or security.
Note 2	The Company files periodic reports pursuant to the Securities Exchange Act of 1934. Accordingly, with respect to the financial information set forth above, you are requested to refer to such filings for more detailed information.